Item 1.

(a) Ariad Pharmaceuticals Inc

(b) 	26 Landsdowne St
      Cambridge, Massachusetts, 02139-4234

Item 2.

(a) Platinum Asset Management Limited

(b)  Level 8, 7 Macquarie Place
Sydney NSW 2000
Australia
(c) Australia
(d) Common Stock
(e) 04033A100

Item 3.
N/A

Item 4.

(a) 3,196,639
(b) 4.9%
(c) (i) 3,196,639
(ii) 0
(iii) 3,196,639
(iv) 0

Item 5
Yes

Item 6
No

Item 7
N/A

Item 8
N/A

Item 9
N/A



Item 10
(a) N/A
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



After reasonable inquiry and to the best of my
Knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.